METZGER & McDONALD PLLC
A PROFESSIONAL LIMITED LIABILITY COMPANY
ATTORNEYS, MEDIATORS & COUNSELORS

Steven C. Metzger	3626 N. Hall Street, Suite 800
Direct Dial 214-740-5030	Dallas, Texas 75219-5133	Facsimile 214-224-7555
smetzger@pmklaw.com	214-969-7600	214-523-3838
	www.pmklaw.com	214-969-7635

January 15, 2013

Via EDGAR

The Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jessica Barberich, Assistant Chief Accountant
          Wilson K. Lee, Staff Accountant

Re:	Transcontinental Realty Investors, Inc. (Commission File No. 001-09240; CIK No. 0000733590) - Form 10-K for fiscal year ended December 31, 2011

Ladies and Gentlemen:

On behalf of Transcontinental Realty Investors, Inc., a Nevada corporation (“TCI”) this letter is being filed as correspondence uploaded on the EDGAR system on behalf of TCI in response to a letter of comment from the Staff of the Securities and Exchange Commission dated December 6, 2012.  Schedule 1 annexed to this letter contains the responses to the comments of the Staff.  In each instance on such Schedule, for convenience, each comment of the Staff is repeated, followed in each instance by the applicable response to such comment or explanation.  Also included in such response, where appropriate, is a letter/page reference to the text of the applicable document or instrument referred to in the comment.

This letter is being filed under the EDGAR system in direct response to the comments of the Staff.  If you would like to discuss any item concerning the referenced matter included in this letter or Schedule 1, please do not hesitate to contact the undersigned at any time at 214-740-5030 direct or Gene S. Bertcher, Executive Vice President and Chief Financial Officer of TCI at 469-522-4238 direct.

Very truly yours,

/s/ Steven C. Metzger

Steven C. Metzger

cc:	Gene S. Bertcher
Executive Vice President and Chief Financial Officer
Transcontinental Realty Investors, Inc.
1603 LBJ Freeway, Suite 800
Dallas, Texas 75234

SCHEDULE 1

Response to Comments of the Staff of
The Securities and Exchange Commission
by letter dated December 6, 2012 with respect to
Form 10-K for the fiscal year ended December 31, 2011
Transcontinental Realty Investors, Inc.
Commission File No. 001-09240
_________________

The following information is to provide a response to comments of the Staff of the Securities and Exchange Commission rendered by letter dated December 6, 2012 with respect to Form 10-K Annual Report to the Securities and Exchange Commission for the fiscal year ended December 31, 2011 of Transcontinental Realty Investors, Inc. (the “Company” or “TCI”).  For convenience, each comment of the Staff is restated below, with our response noted immediately following the comment.  Also included in such response is a letter/page reference to the text of each instrument where applicable.

Significant Real Estate Acquisitions/Dispositions and Financings, page 6

Comment/Observation No. 1.  Please tell us and revise in future filings in this section or in MD&A to disclose 1) how transaction prices were determined by the parties for significant related party transactions and 2) the business purpose of the transactions, including, but not limited to, how certain related party transactions “help facilitate an appropriate debt or organizational restructure.”  Refer to SEC Release 33-8056.

Response to Comment/Observation No. 1.  Transaction prices for significant related party transactions were based upon market value but no transaction was actually recorded.  TCI or one of its subsidiaries continued to be obligated under the mortgage note or guaranty and received no cash consideration from the related party sale.  TCI was obligated for any deficiency or capital requirements and was also entitled to any benefits from a disposal of the assets.  TCI recorded a sale at the time of the disposal of the asset to a third party and a gain or loss was recorded for the consideration received.  Any transaction where the economic substance indicates that a sale has not occurred, the asset involved in the transaction, including the debt and property operations, remain on the books of TCI.

Market value was determined by the use of a recent appraisal, executed sales contract, comparables based upon prices for similar assets, a present value and/or a valuation technique based upon a multiple of earnings or revenue.  To the extent the market value was determined to be lower than the carrying value, impairment was recognized for the loss in value.  We will revise in future filings to disclose how the transaction prices were determined by the parties and give a more comprehensive explanation of the transaction recorded and consideration received.

The buyers have extensive experience in the process of filing for Chapter 11 bankruptcy in order to help facilitate a reorganization of the business assets and debt or assist in the liquidation of such assets.  The buyers had substantially more staff and time available to assist the entity or asset in a reorganization or liquidation plan.  Future filings will be revised to explain what the business purpose of the arrangement.

Report of Independent Registered Public Accounting Firm, page 45

Comment/Observation No. 2.  We note that your auditor’s report is dated March 30, 2011. Please amend your filing to include a report from your auditors that is as of a date subsequent to the balance sheet date of December 31, 2011.

Response to Comment/Observation No. 2.  The filing will be amended to include a report from the auditors that is as of a date subsequent to the balance sheet date of December 31, 2011; there was a clerical error made on the filed report.

Consolidated Statements of Operations, page 47

Comment/Observation No. 3.  Please revise in future filings to disclose either in the notes or on the face of the statements of operations amounts attributable to Transcontinental Realty Investors, Inc. for any of the following, if reported in the consolidated financial statements: income from continuing operations, discontinued operations, and extraordinary items.  In this regard, it appears that your disclosure under the section “Amounts attributable to Transcontinental Realty Investors, Inc.” includes amounts attributable to the noncontrolling interests.

Response to Comment/Observation No. 3.  Future filings will include disclosure either in the notes or on the face of the statements of operations of amounts attributable to TCI for any of the following, if reported in the consolidated financial statements - income from continuing operations, discontinued operations, and extraordinary items.

Consolidated Statements of Cash Flows, page 49

Comment/Observation No. 4.  Please tell us how you determined it was appropriate to present sales proceeds gross of the loan assumptions and cite the authoritative literature upon which you relied.

Response to Comment/Observation No. 4.  Debt assumptions, under the literature in ASC 230 Statement of Cash Flow, should have been netted with the gross sales proceeds.  Future filings will disclose this revision for sales proceeds net of loan assumptions for all periods presented.  The result would have been a decrease in the Net cash provided by investing activities and an increase in the Net cash used in financing by the same amount.  There is no effect on the total net increase or decrease in cash and cash equivalents.

Note 1. Organization and Summary of Significant Accounting Policies

Cost Capitalization, page 54

Comment/Observation No. 5.  We note that you capitalize interest, real estate taxes, and certain operating expenses.  Please clarify what is included in “certain operating expenses.”  Please expand your disclosure to discuss your policies related to salaries, general and administrative expenses, and any other significant amounts that are capitalized during the pre-acquisition phase and the construction phase.

Response to Comment/Observation No. 5.  The “certain operating expenses” refer to projects costs, like property insurance, that are incurred during periods in which activities necessary to get the property ready for its intended use are in progress.  Project costs incurred after the property is substantially complete and ready for its intended use are charge to expense as incurred.  Salaries, general and administrative costs, any other significant amounts that are capitalized during the pre-acquisition phase and construction phase are costs clearly associated with the acquisition, development, and construction of a real estate project and are costs incurred prior to the asset being placed into service.  Any rental overhead is expensed as incurred.  Disclosure of policies on salaries, general and administrative expenses, and any other significant amounts that are capitalized during the pre-acquisition phase and construction phase will be made in future filings.

Note 2. Real Estate

Provision for Asset Impairments, page 56

Comment/Observation No. 6.  Please revise to disclose the facts and circumstances leading to impairment and the method or methods for determining fair value.  Refer to ASC 360-10-50.

Response to Comment/Observation No. 6.  “Fair value” is determined by a recent appraisal, comparables based upon prices for similar assets, executed sales contract, a present value and/or a valuation technique based upon a multiple of earnings or revenue.  See Attachment 1 for the facts and circumstances relating to each asset impaired.  Future filings will include disclosure of the facts and circumstances leading to the impairment method or methods for determining fair value.

Acquisitions/Dispositions, page 57

Comment/Observation No. 7.  We note that there have been thirty-eight transactions with sixteen entities described as related parties under common control.  Please clarify the nature of the relationship with each and tell us how you determined that these entities are under common control.

Response to Comment/Observation No. 7.  ABC Land and Developments, Inc. and its subsidiaries, which include ABCLD Income, LLC, ABCLD Properties, LLC, ABC Real Estate, LLC, Cross County National Associates, LP, FRE Real Estate, Inc. otherwise known as Fenton Real Estate, Inc., T Sorrento, Inc.  TCI Luna Ventures, LLC and Warren Road Farm, Inc. (“ABC”) are owned by unrelated third parties.  There is no shared ownership, officers or directors by TCI or its subsidiaries.  The assets involved in these transactions were sold under the terms discussed in Response to Comment No. 1 and no sale transaction occurred for accounting purposes.

Of the 26 unrecorded transactions with ABC, 20 of those transactions resulted in the transfer of the assets to the existing lender, one resulted in a transfer of the asset to a third party, two resulted in the assets being transferred back to the original owner and the remaining three transactions involve assets that are still being worked out or are involved in a bankruptcy plan.

One Realco Corporation and its subsidiaries, which include One Realco Land Holding, Inc., One Realco Retail, Inc. and TX LTS Investments, Inc. (“ORC”) are owned by unrelated third parties.  There is no shared ownership, officers or directors by TCI, its parents or its subsidiaries.  The assets involved in these transactions were sold under the terms discussed in Response #1 and no sale transaction occurred for accounting purposes.

Of the eight unrecorded sales transactions with ORC, six of those transactions resulted in the transfer of the assets to the existing lender, one resulted in the assets being transferred back to the original owner and the remaining transaction involved an asset that is still being worked out or is involved in a bankruptcy plan.

Realty Advisors Management, Inc. is a stockholder of American Realty Investors, Inc. which owns over 80% of the Common Stock of TCI and was involved a sale that resulted in a transfer to a third party.

American Realty Investors, Inc. made up two recorded sales transactions.

Kelly Lot Development Inc. is an entity now owned by TCI or one of its subsidiaries and is part of the consolidated financial statements.

Comment/Observation No. 8.  Related to the comment above, we note that in several instances you have deferred recognition of the sale under ASC 360-20 due to continuing involvement.  Please clarify the nature of your continuing involvement.

Response to Comment/Observation No. 8.  As discussed in Response to Comment No. 1, TCI continued to be obligated under the mortgage note or guaranty and received no cash consideration from the related party sale.  TCI was obligated for any deficiency or capital requirements and was also entitled to any benefits from a disposal of the assets.  Any potential deficiency was evaluated at the time of each unrecorded related party sale and impairment on the asset was taken if the fair value was determined to be less than the carrying value.

Comment/Observations No. 9.  In addition, please tell us how you determined it was appropriate to recognize deferred gains on transfers of properties to entities under common control, rather than recording the excess of consideration received over the carrying amount of the properties as a capital contribution, and cite the authoritative literature upon which you relied.  In your response, please clarify the degree to which these transfers involved cash consideration.

Response to Comment/Observation No. 9.  As of December 31, 2011 there is no shared ownership or control of Liberty Bankers Life Insurance Company by TCI or its subsidiaries.  TCI received the full payment for the sales proceeds at close of the sale.

Note 13. Operating Segments, page 77

Comment/Observation No. 10.  Please tell us and disclose in future filings what is included in the “other” operating segment.

Response to Comment/Observation No. 10.  The “other” reporting segment includes Notes Receivable, Miscellaneous Corporate expenses and unsecured or Stock-Secured debt.  Disclosure will be expanded in future filings to include a detail of what is included in the “other” operating segment.

TRANSCONTINENTAL REALTY INVESTORS, INC.
Impairment Expense Detail
As of December 31, 2011

Property Name	Impairment Amount	Facts and Circumstances
Parc at Rogers	3,179,984.00	Underperformance of property in valuation of a multiple of earnings
Quail Hollow	1,997,700.00	Underperformance of property in valuation of a multiple of earnings
Ergon	1,963,366.00	Third party sales contract executed during the current year for less than the carrying value
Clarke Garage	3,300,000.00	Third party sales contract executed during the current year for less than the carrying value
Marine Creek Land	1,500,000.00	Third party sales contract executed during the current year for less than the carrying value
Valley Ranch Land	2,094,908.00	Part of strategic debt restructuring plan resulting in the disposal for less than market value.
Whorton Land	2,367,085.95	Part of strategic debt restructuring plan resulting in the disposal for less than market value.
Centura Land	4,850,000.00	Part of strategic debt restructuring plan resulting in the disposal for less than market value.
Denton Coonrod Land	702,979.00	Part of strategic debt restructuring plan resulting in the disposal for less than market value.
Kaufman Cogen Land	4,015,000.00	Part of strategic debt restructuring plan resulting in the disposal for less than market value.
Kaufman Taylor Land	304,000.00	Part of strategic debt restructuring plan resulting in the disposal for less than market value.
McKinney Ranch Land	3,418,365.00	Part of strategic debt restructuring plan resulting in the disposal for less than market value.
Senlac/Hutton Land	370,000.00	Part of strategic debt restructuring plan resulting in the disposal for less than market value.
Kaufman Stagliano Land	2,695,000.00	Part of strategic debt restructuring plan resulting in the disposal for less than market value.
Diplomat Land	1,200,000.00	Part of strategic debt restructuring plan resulting in the disposal for less than market value.
Jackson Convention Center	1,309,742.00	Third party sales contract executed during the current year for less than the carrying value
Kinwest Land	1,516,564.00	Part of strategic debt restructuring plan resulting in the disposal for less than market value.
Copperridge	4,546,986.00	Third party sales contract executed during the current year for less than the carrying value
Investments in Joint Ventures	444,367.86	Reserve on Real Estate Joint Venture due to questionable recovery of investment
Total Impairment Expense	41,776,047.81	

ATTACHMENT 1